Resch Polster Alpert & Berger LLP

10390 Santa Monica Boulevard, Fourth Floor

Los Angeles, California 90025

(310) 277-8300

(310) 552-3209 (Fax)

January 30, 2006

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street NW

Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director

Re:

House of Taylor Jewelry, Inc.

Amendment No. 2 to Registration Statement on Form SB-2

(Filed September 23, 2005; Amendment No. 1 filed January 3, 2006)

File No. 333-128523

Form 10-QSB for Fiscal Quarter Ended September 30, 2005

File No. 0-25377

Dear Mr. Owings:

On behalf of House of Taylor Jewelry, Inc. (the “Company”) and in response to the Staff’s letter to us dated January 24, 2006, we are filing concurrently herewith Amendment Number 2 to our Registration Statement on Form SB-2. For the convenience of the Staff in expediting review we are also forwarding with this letter marked copies of the amendment showing changes from the filing of Amendment No. 1.

The numbering below corresponds to the numbering in the Staff’s letter to us and we have preceded each response with the text of the question or comment, in italics, made in that letter.

Risk Factors, 5

1.

We note your response to comment 4 in our letter dated October 21, 2005. Some of your subheadings still merely state facts rather than briefly explaining the risks that arise from those facts. Please further revise. See, for example,

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“Our operating results may fluctuate significantly”

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“The success of our business depends upon our ability to offer innovative, well priced and style sensitive branded products”

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“Our business is highly competitive and depends on consumer spending patterns”

We have made further revisions in response to Staff comments as requested.

Business, page 27

2.

We note your response to comment 12 in our letter dated October 21, 2005. Please include in your disclosure, where appropriate, the information discussed in the first, third and sixth bulleted points on page 5 of your letter dated December 30, 2005.

We have made further revisions in response to Staff comments as requested.

3.

In addition, please indicate what, if any, percentage of your jewelry will consist of fashion or costume jewelry.

While fashion and costume jewelry are not in our current product line, we anticipate introducing these categories sometime within the next 18 to 24 months. While we also anticipate that these categories may eventually comprise up to 20 – 25% of our total annual revenues within four to five years, we believe that it is premature to make such statements within the registration statement at this time.

4.

In connection with the last paragraph on page 27, briefly describe Ms. Ireland’s duties as an “Ambassador for House of Taylor Jewelry.”

We have noted in our registration statement that as our designated “Ambassador for House of Taylor Jewelry” Ms. Ireland has no specified “duties,” however, she

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advises us on marketing and media materials that we disseminate to retailers and the media,

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utilizes her name recognition and image to advance our company and all of our brands,

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automatically associates us with the integrity, value, quality and attractive design of her branded products ,

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generally and broadly affirms and reaffirms her sincere belief and commitment to our company,

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specifically promotes our company and its brands incidental to her public appearances, as well as in national and regional broadcast and print interviews, and

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has attended industry and trade shows, retailer events and other meetings where she eloquently shares her vision and principles while presenting and supporting our brands.

Selling Shareholders, page 45

5.

We note your revisions in response to comment 18 in our letter dated October 21, 2005. Because footnote (5) refers to Bonanza Trust and Dianthus Trust, as well as to employees of Laidlaw, please further revise footnote (50) to also refer, if true, to affiliates of Laidlaw.

We have forwarded your comment to representatives of Laidlaw and, based on their provided update, have added new footnote (51) concerning the designees of Laidlaw who have received warrants.

Undertakings, page II-6

6.

Please include item 512(a)(4) and 512(g) of Regulation S-B, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site http://www.sec.gov/rules/final/33-8591fr.pdf.

We have included items 512(a)(4) and 512(g) of Regulation S-B as requested.

Consolidated Financial Statements, page F-1

7.

We reissue comment 21 in our letter dated October 21, 2005. The $765,485 of distributions, less non cash distributions and the $1,115,090 note issued in payment of distributions reflected on your statements of cashflows for the nine months ended September 30, 2005 does not sum to the $2,115,771 total distributions reported on your consolidated statement of stockholders’ equity for the same period. Please revise or advise.

We have made revisions to our Consolidated Statements of Cash Flows to reflect

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the correct amount for distributions, less non cash distributions of $447,450 by breaking out the payments made on the note payable to shareholders, and

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the correct amount of the note issued in payment of distributions (in the supplemental disclosure of cash flow information) of $1,667,486.

The sum of these amounts is $2,114,936 which is the corrected amount reported as distributions on our Consolidated Statements of Stockholders’ Equity.

Consolidated Statements of Stockholders’ Equity, page F-5

8.

We note from our review of your Form 8-K/A filed on June 9, 2005 you describe the issuance of 3,000,000 “additional shares issued” in your Statement of Stockholders’ Equity as additional merger consideration. However, if these shares were issued as additional consideration pursuant to the merger agreement to only two former shareholders of House of Taylor, Inc., the substance of this additional share issuance may be more akin to compensation since it was not a pro rata distribution to all the shareholders. Please explain to us why these additional shares issued to Interplanet Productions, Ltd. and Sandbox Jewelry LLC should not be considered compensatory and recognized in your Statement of Operations for the nine-month period ended September 30, 2005.

We believe that the description of the “additional shares issued” is accurate and correct as presented. Global Jewelry Concepts, Inc. (formerly known as House of Taylor Jewelry, Inc.) (“Global”), the California corporation that registrant acquired effective May 20, 2005, had two classes of common stock as of the merger date, namely Series A Common and Series B Common. Subparagraph (d)(4) of the Plan and Agreement of Reorganization (the “merger agreement”), states, in relevant part: “At and as of the Effective Time, (A) each Company Share shall be exchanged for one Parent Share (the ratio of one Parent Share to one Company Share is referred to herein as the “Conversion Ratio”), constituting up to 30,000,000 Parent Shares (the “Merger Consideration”), and ... provided further that from and after the Effective Time Interplanet Productions Ltd. and Sandbox Jewelry LLC, who are the original holders of Class B Common Stock and are collectively the “Class B Holders” …, shall be entitled to receive an additional .16666666 Parent Share for each of the Parent Shares received by the Class B Holders (the “Added Merger Consideration”), solely in the event that the closing price of a Parent Share, in any trading market, is not less than $3.00 for at least ten consecutive trading days (the “Added Merger Consideration Trigger”). The right of the Class B Holders to receive the Added Merger Consideration shall terminate on April 30, 2010.”

From a review of all relevant facts and circumstances it is clear that the Added Merger Consideration is not tied to employment, continuing employment, or to the provision of services of any kind. The Added Merger Consideration is in fact just that, additional purchase price of the acquired enterprise. Although the additional shares delivered to Interplanet Productions, Ltd. and Sandbox Jewelry LLC “were issued as additional consideration pursuant to the merger agreement to only two former shareholders of House of Taylor, Inc.” those share issuances were in fact pro rata distributions to all the Global shareholders owning shares of Series B Common Stock based upon the performance criteria set forth within the merger agreement. Accordingly, we respectfully submit that these shares should be viewed solely as added merger consideration and should not be deemed to be compensatory.

9.

We note your response to comment 22 in our letter dated October 21, 2005. Although you indicate that the 3,753,801 shares outstanding and related $816,624 paid in capital reflected the net amount of stockholders’ equity and the net assets of Nurescell at the time of the merger, it appears that the private placement of 250,000 shares of common stock and warrants to purchase 125,000 shares of common stock at a price of $4.00 per unit was a financing transaction entered into contemporaneously with the merger. Additionally, the issuance of the 150,000 common shares for services should be reflected as a cost of the merger. In this regard, we note your presentation in your statement of cash flows for the nine-months ended September 30, 2005 corroborates our view. Please revise your statement of stockholder’s equity to separately identify each of these transactions apart from the net stockholders’ equity prior to the merger. Please provide a reconciliation of the 1,328,444 shares outstanding at March 31, 2005 to the 3,753,801 outstanding and treasury shares at the date of the merger. Please also disclose these transactions and include your accounting policy for determining the fair value of equity instruments issued for services in the notes to the financial statements.

The private placement of units at $4.00 per unit, for proceeds of $500,000, was a financing transaction undertaken by Nurescell immediately prior to the merger. Nurescell also issued the 150,000 shares referred to above in connection with introductory services associated with the merger.  Both of these transactions were undertaken by Nurescell. They should not be reflected on the Consolidated Statement of Stockholders’ Equity, which are the historical financial statements of the operating entity and under recapitalization, (reverse acquisition) accounting should not reflect the historical equity transactions of Nurescell.  As it was Nurescell that issued shares issued for services, we would not disclose the transaction nor do we have any knowledge of how they valued these shares.  We have corrected our Statement of Cash Flows which had incorrectly shown these shares as having been issued by the company.

These transactions, along with the others listed in the reconciliation below, are discussed within the Annual Report on Form 10-KSB as filed  on June 27, 2005 by Nurescell for its fiscal year ended March 31, 2005.  Set forth below is a reconciliation of the shares outstanding at March 31, 2005 to those that were outstanding at the date of the merger, inclusive of treasury shares.

Common shares outstanding
Balance as of March 31, 2005	1,328,444
Conversion of LLC notes payable	1,620,076
Conversion of Triton note payable	400,000
Shares issued for services in conjunction with the merger	150,000
Shares issued in a private placement of units (consisting of two shares and one warrant)	250,000

Shares issued to employees and consultants for services	5,291
3,753,811
Less Treasury Stock	10
Balance as of May 20, 2005 (date of merger)	3,753,801

10.

We note that you have numerous warrants outstanding to purchase shares of your common stock. We also note that your warrant agreements include registration rights which require you to deliver registered shares upon exercise. Please provide us an analysis supporting your classification of all your outstanding warrants as equity rather than as liabilities. Since it does not appear that your warrant agreements specify an alternative to delivering registered shares, net settlement of these contracts must be assumed if you are not able to deliver registered shares. Consequently, your warrants should be classified as an asset or liability because share settlement is not within your control. Refer to paragraphs 12-31 of EITF 00-19. We may have further comment.

The company has determined that the warrants have two settlement alternatives: (a) the delivery of registered shares in exchange for the exercise price; or (b) the delivery of unregistered shares, plus the liquidated damages cash penalty required to be paid under the registration rights agreement, in exchange for the exercise price. Accordingly, pursuant to EITF 00-19, the contract gives the company a choice of net-cash settlement or settlement in its own shares, and could be classified as equity if all other requirements contained in paragraphs 12-32 of EITF 00-19 are met.

Paragraph 16 of EITF 00-19 requires that to the extent that the maximum liquidated damages penalty payable under the contract would exceed a reasonable discount, the ability to deliver unregistered shares should be considered an uneconomic alternative and that such uneconomic alternative should be disregarded in classifying the contract. In summary, if the maximum liquidated damages penalty were less than or equal to the difference between the values of the registered and unregistered shares, the delivery of unregistered shares would be considered an economic alternative and the combined financial instrument would be classified as equity, assuming all other criteria in paragraphs 12-32 of EITF 00-19 are met. Conversely, if the maximum liquidated damages penalty exceeds the difference between the fair value of the registered and unregistered shares, it must be classified as a liability. This is reiterated in EITF 05-04, paragraph 18.

The company calculated a fair market value of $2.30 for the unregistered shares, therefore the discount totaled $5,501,568 (($5.91-2.30)*1,523,980) as of August 12, 2005. Conversely, the maximum cash penalty is $1,878,305 as of the record date, assuming a registration statement is not declared effective and no event occurs which would terminate the company’s obligations to file.

Accordingly, the uneconomic settlement alternative should be disregarded in classifying this contract (the issuance of registered shares at an aggregate discount expense of approximately $5.5 million) and the economic settlement alternative, (the issuance of unregistered shares and the payment of the liquidated damages amount of approximately $1.9 million) should be used.

The company has determined that the warrants did not require liability classification per EITF 00-19 because, as set forth in paragraph 16 thereof, the maximum amount of liquidated damages did not exceed a reasonable discount between the difference in fair market value of registered and unregistered shares.  Therefore the delivery of unregistered shares together with liquidated damages is considered an economic settlement alternative, net cash settlement does not need to be assumed, and liability classification is not required. All other requirements of EITF 00-19 were met.

Consolidated Statements of Cash Flows, page F-5

11.

Please revise your consolidated statement of cashflows for the nine months ended September 30, 2005 for the following items or explain your basis under SFAS 95 to support the current classification:

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Cash and cash equivalents at the beginning and end of the period shown in the statement of cashflows should be the same amount as similarly titled line items shown in your consolidated balance sheets. Restricted cash should not be included in the cash and cash equivalents total in the statement of cash flows. Refer to paragraph 54 of SFAS 95.

We have made revisions in response to Staff comments as requested.

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Please tell us your basis under SFAS 95 for classifying installment payments related to the purchase of intellectual property as cash used in financing activities, rather than investing activities.

We have classified installment payments related to the purchase of intellectual property under investing activities.

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It appears that the $730,000 of cash provided from issuance of common stock and classified in financing activities includes an amount attributable to 150,000 shares issued for services. Please revise or advise.

The $730,000 of cash provided from issuance of common stock and classified in financing activities consists of $230,000 cash received from shareholders as part of the initial organization of Global (pre-merger) and the cash received by the Company in connection with the recapitalization, which represented Nurescell’s May 2005 placement of 125,000 units at $4.00 for proceeds of $500,000 The Statement of Cash Flows has been revised to show these transactions separately.  The 150,000 shares issued by Nurescell in connection with the merger are not part of the aforementioned $730,000 and are not included thereunder.

Notes to Consolidated Financial Statements, page F-6

Organization and business, page F-6

12.

Please be advised that a merger of an inactive public shell company with a non-public operating company is not considered to be a reverse acquisition. Please revise your description of the exchange transaction with House of Taylor Jewelry as a recapitalization in your description of the transaction in the notes and elsewhere in your document.

We have revised description of the exchange transaction with House of Taylor Jewelry as a recapitalization as requested.

Form 10-QSB for Fiscal Quarter Ended September 30, 2005

13.

Please revise to comply with the above comments as applicable.

We have revised to comply with the above comments as applicable and are filing shortly Form 10-QSB for Fiscal Quarter Ended September 30, 2005, as amended.

14.

We note that you will amend your Form 10-QSB for the fiscal quarter ended June 30, 2005 to comply with comments 35, 36 and 37 in our letter dated October 21, 2005. Also, please amend your Form 10-QSB for the fiscal quarter ended September 30, 2005 to comply with comments 35 and 36.

We have revised to comply with the above comments as applicable and are filing shortly Form 10-QSB for Fiscal Quarter Ended June 30, 2005, as amended and Form 10-QSB for Fiscal Quarter Ended September 30, 2005, as amended.

Please contact the undersigned at (310) 788-7577, or Pauline Schneider, Chief Financial Officer, at (310) 860-2660, extension 112, with any questions or comments. Thanks to the staff and you for your kind assistance.

Respectfully submitted,

Aaron A. Grunfeld

cc:

Jack Abramov

Pauline Schneider

Fax: (3l0) 860-2661